Richard P. Cunningham, Jr. Direct Dial: 804.525.1795 Direct Fax: 804.525.1796 rcunningham@kv-legal.com

March 28, 2013

VIA EDGAR

Jennifer Gowetski, Senior Counsel

Sandra B. Hunter, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc. (the “Company”)
Commission File No. 333-184006

Dear Ms. Gowetski and Ms. Hunter:

Reference is made to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 filed with the SEC on February 28, 2013. Amendment No. 2 noted that the Exhibit 5.1 legal opinion and Exhibit 8.1 tax opinion would be filed by amendment. Please find attached hereto as Exhibit A, the form of Exhibit 5.1 opinion of Venable LLP, and attached hereto as Exhibit B, the form of Exhibit 8.1 opinion of Hunton & Williams, LLP. We propose to file these opinions by an exhibit-only amendment to the Registration Statement.

If you should have any questions or require any further information, please call me at (804) 525-1795.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

Enclosures

Website: www.kv-legal.com

Richmond Office | 7 East 2nd Street | Richmond, VA 23224 | Phone: 804.423.7921

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319

Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137 | Fax: 866.862.1719

EXHIBIT A

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

_______________, 2013

Bluerock Multifamily Growth REIT, Inc.

9th Floor

712 Fifth Avenue

New York, New York 10019

Re:	Registration Statement on Form S-11 (File No. 333-184006)

Ladies and Gentlemen:

We have served as Maryland counsel to Bluerock Multifamily Growth REIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 55,263,158 shares (the “Shares”) of Common Stock, $.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 50,000,000 Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 5,263,158 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Exhibit A and the Plan attached thereto as Exhibit B) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Bluerock Multifamily Growth REIT, Inc.

_______________, 2013

3. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual (other than an officer of the Company) executing any of the Documents on behalf of a party is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Bluerock Multifamily Growth REIT, Inc.

_______________, 2013

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 55,263,158 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

Bluerock Multifamily Growth REIT, Inc.

_______________, 2013

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218

___________, 2013

Bluerock Multifamily Growth REIT, Inc.

712 Fifth Avenue

9th Floor

New York, New York 10019

Bluerock Multifamily Growth REIT, Inc.

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as special tax counsel to Bluerock Multifamily Growth REIT, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a registration statement on Form S-11 (File No. 333-184006) filed with the Securities and Exchange Commission on September 20, 2012, as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale (the “Offering”), of up to 55,263,158 shares of common stock, par value $0.01 per share, of the Company. You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In giving this opinion letter, we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.	the Company’s Articles of Amendment and Restatement filed on September 24, 2009 and the Company’s Articles of Amendment filed on February 22, 2013 with the Department of Assessments and Taxation of the State of Maryland;

3.	the Agreement of Limited Partnership of Bluerock Multifamily Holdings, L.P., a Delaware limited partnership (the “Operating Partnership”); and

4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Bluerock Multifamily Growth REIT, Inc.

_________, 2013

In connection with the opinions rendered below, we have assumed, with your consent, that:

1. each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. during its taxable year ending December 31, 2013, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3. the Company will not make any amendments to its organizational documents or the organizational documents of the Operating Partnership after the date of this opinion that would affect its qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4. no action will be taken by the Company or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individuals making such representations the relevant provisions of the Code, the applicable Regulations and published administrative interpretations thereof.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, and the discussion in the Prospectus under the caption “Material Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a) the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2010 through December 31, 2012, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT under the Code for its taxable year ending December 31, 2013 and thereafter; and

(b) the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material Federal Income Tax Considerations” are correct in all material respects.

Bluerock Multifamily Growth REIT, Inc.

_________, 2013

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate. In particular, we note that the Company has engaged in transactions in connection with which we have not provided legal advice and may not have reviewed. Furthermore, we note that we did not represent the Company prior to July 11, 2012.

Moreover, we have not participated in the preparation of the Registration Statement, except with respect to the sections entitled “Material Federal Income Tax Risks” and “Material Federal Income Tax Considerations” in the Prospectus, and we do not assume any responsibility for, and make no representation that we have independently verified, the accuracy, completeness, or fairness of the statements contained in the Registration Statement, except to the extent described above with respect to the section entitled “Material Federal Income Tax Considerations” in the Prospectus.

The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Material Federal Income Tax Risks,” “Material Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,